UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2020

LEO HOLDINGS CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38393	98-1399727
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Grosvenor Place London	SW1X 7HF
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 20 7201 2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	LHC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	LHC	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	LHC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On June 23, 2020, an interview given by Joe Marinucci, Chief Executive Officer of Digital Media Solutions LLC (“DMS”) to IPOEdge.com was made available online, where DMS’s business and planned business combination between Leo Holdings Corp. (“Leo”) and DMS was discussed.

On June 25, 2020, Leo and DMS issued a joint press release in which DMS announced the reaffirmation of its financial outlook for fiscal 2020 and fiscal 2021.

The interview is attached hereto as Exhibit 99.1 and the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Exhibit 99.1 and Exhibit 99.2 are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the transactions contemplated by the business combination agreement, dated April 23, 2020, by and among Leo, DMS, and the other parties thereto (the “Business Combination Agreement”), Leo has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”)and mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”). Investors and security holders of Leo are advised to read the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus was mailed to shareholders of Leo as of June 3, 2020, the record date established for voting on the Business Combination. Shareholders are also be able to obtain copies of the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020, as well as in the Registration Statement, which includes the proxy statement of Leo for the Business Combination. Shareholders can obtain copies of Leo’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and DMS’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and DMS’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and DMS’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Leo and DMS following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DMS or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” in the Registration Statement, and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Leo does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Interview, dated June 23, 2020.

99.2	Press Release, dated June 25, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2020	LEO HOLDINGS CORP.

	By:	/s/ Lyndon Lea
	Name:	Lyndon Lea
	Title:	Chief Executive Officer

Exhibit 99.1

Beyond Clicks and Impressions: DMS CEO Joe Marinucci on the Future of Digital

Performance Marketing and Going Public

Joe Marinucci, CEO of Digital Media Solutions Holdings, LLC, which is Merging with

Leo Holdings Corp. to Trade on NYSE

By John Jannarone, June 23, 2020

These days, digital impressions or even clicks aren’t enough – advertisers increasingly expect to see proven sales results from their marketing campaigns. For Digital Media Solutions Holdings, LLC (DMS), such a pay-for-performance offering sets it apart from even the biggest advertising powerhouses. In an interview with IPO Edge, DMS CEO Joe Marinucci explains how the company is able to track sales conversions, thanks to a model that was originally built with a focus on reliable attribution. Many other players have tried to look back and attempt to track sales based on inference, which is far from perfect, Mr. Marinucci says.

DMS plans to go public through a merger with Leo Holdings Corp. (NYSE: LHC, LHC-WT), a special purpose acquisition company, or SPAC, which raised cash to find a target. The deal is expected to close following a shareholder vote on July 14. Mr. Marinucci also discusses why now is the time for DMS to be a public company as the shift from traditional advertising such as broadcast and print to digital continues. As more advertisers direct dollars to digital, they are likely to appreciate the accountability DMS can provide better than its competitors. The full interview is below:

IPO Edge: What’s the difference between running a traditional advertising campaign and hiring DMS for a digital performance marketing campaign?

Mr. Marinucci: Simply put, traditional advertising campaigns are designed to generate awareness while performance marketing is built to generate actual sales. Today, measurement is more critical than ever to marketers. Clicks and impressions don’t necessarily result in conversion and therefore don’t drive the same high returns as actual conversion. In most cases, advertisers must build complicated attribution models to connect the dots, in an attempt to infer sales conversions driven by a variety of traditional advertising and marketing tactics. But the route to conversion isn’t the same for each consumer or for each marketing tactic, so the road from consumer engagement to sale is challenging to predict much less measure. At best they suggest correlation, but can rarely prove causation, definitively.

With measurable, proven attribution of dollars spent on marketing to sales converted, our pay-for-performance model assures that brands make money on each dollar spent on marketing with DMS. This enables our clients to achieve a level of predictability and scale that traditional ad campaigns just can’t match. DMS is fully aligned and accountable to the results with our clients, and this is further enforced with our revenue model which is pay-for-performance – meaning we only get paid when a specific measurable action is generated in the form of a branded click from marketplace comparison listings to a client’s website, lead, call, or sale rather than a brand impression.

IPO Edge: What can DMS do for clients that major advertising agencies like WPP PLC cannot?

Mr. Marinucci: I think it comes down to a difference in core competency. WPP and agencies like them certainly have their place. They are known for creativity and widespread awareness campaigns. Where they have struggled is in transparency and attribution, which should be more than a roughly inferred or unverifiable check-the-box exercise, but an essential aspect of how large marketers now put budgets to work. All marketing campaigns today should be measured for true effectiveness – and the more accurate and trusted the metric, the more valuable it is to brand marketers and the executive teams who have to show a proven return on their significant marketing investments.

Our core competency is in helping brands to engage directly with consumers – at a scale they can’t do alone with their own limited toolkits – through the broadest, vertical-agnostic digital media distribution capabilities in the market, which DMS has diligently built and assembled over the past eight years.

When our clients deploy budgets with DMS, we can concretely link that spend to actual sales – and then we continue to optimize along the way to deliver the most efficient digital marketing program we possibly can.

That focus on evidence-based, measurable value with real, tangible solutions really sets DMS apart from traditional agencies.

IPO Edge: How is DMS different from a typical marketplace solutions company?

Mr. Marinucci: Most marketplace companies, particularly those who trade in the capital markets, focus on one particular vertical – some of the most well-known being SelectQuote (NYSE: SLQT) and EverQuote (NASDAQ: EVER) in the insurance industry. They attract leads, which are then delivered to insurance carriers or agents. Their methodology is highly specific to a vertical, and their business model is at the mercy of a single industry.

DMS was founded as a brand-first digital performance marketing company – which means we first identify the needs of our client, and then deploy the best, most efficient performance marketing solution for their needs across multiple proprietary and non-proprietary media platforms. And that mix will vary from customer to customer, and campaign to campaign and industry to industry.

Our marketing arsenal is expansive, encompassing full-funnel customer acquisition programs that go well beyond attracting a prospective customer to a website, so we can do a lot more to help companies truly drive sales. One component of that may be a brand-direct solution to drive performance-based media to a client’s marketplace; or it could be building or activating a marketplace website on behalf of a client or a vertical where we have extensive expertise; or it could be qualifying leads and initiating one-on-one conversations with consumers via our call center and messaging solutions; or it could be other full-funnel customer acquisition programs using more traditional, paid media tactics.

This variety of offerings allows us to be sector agnostic, capturing growth across verticals with solutions that are as customized as they are scalable. Again, this is why our TAM (Total Addressable Market) is much greater than a vertically-focused marketplace solution – thanks to greater industry opportunity, and greater revenue potential in each vertical where we operate.

This full range of proprietary and non-proprietary acquisition tools allows us to drive a higher ROI for our clients. And given our broad portfolio of options with real time analytics, we can flexibly and quickly adjust and toggle the mix to adapt to changing market conditions. All of which allows us to be strategic partners for our clients – not just a traditional agency that “sells” media solutions.

And this diversified offering has resonated with clients, enabling DMS to enjoy a 95% customer retention rate.

IPO Edge: Since the DMS model is pay-for-performance to guarantee new business and not just clicks, how do you solve the sales attribution challenge that brands and agencies typically grapple with?

Mr. Marinucci: We built DMS from the ground up as a digital performance marketing company – so without proven, trusted, and consistent attribution, we simply could not exist. Prioritizing attribution and ROI measurement has and will continue to be at the core of our company. Others cannot say the same.

Traditional agencies have tried to work backwards toward providing attribution for their existing set of solutions and services – and that tends to get messy. As I noted earlier, they have relied on complex models to try and derive how and where sales are attributed during a campaign – but rarely is it definitive.

We’ve built and invested in best-in-class tracking to map touchpoints throughout the customer journey – whether through ad clicks, direct response, phone calls, leads, emails, etc. – to sales conversions, directly measuring results and providing accountability for every media dollar spent.

IPO Edge: What kind of moat protects DMS from competitors offering similar services?

Mr. Marinucci: Well I mentioned that DMS has a 95% retention rate, which speaks to how sticky our business model has become.

As you can imagine, it takes both time and massive scale to build and deploy marketplaces across the range of verticals we serve, as well as building a proprietary first party asset of over 150 million consumer profiles since inception from over $1 billion in ad spend across the DMS platform. This level of scale certainly provides DMS an advantage when compared with direct or peripheral competitors.

In addition to our consumer database, DMS also has proprietary assets to track user interaction, index and store data, validate consumer profiles, integrate with any client CRM, and more. Further, our white-label SaaS tools are used by brands to track KPIs in real time, integrate with existing software and systems, and track cross-channel attribution – all in-house, right at their fingertips.

Our solid financials have also allowed us to execute on a proven M&A playbook, to enhance current offerings and fill in gaps when we see an opportunity to add to our digital marketing solutions stack. We have clearly defined objectives for our M&A strategy including: building new people skills and capabilities; access to new verticals and end user markets; expansion of our media distribution and audience reach; and software or technology enablers.

When you add it all together, our complete set of tools, competencies, expertise and legacy of delivering measurable value is extremely attractive to brand marketers whose jobs are in the balance, based on the partners they select and the performance they deliver.

IPO Edge: Are your services best suited for clients of a particular size or in a specific industry?

Mr. Marinucci: DMS primarily works with brands with large-scale marketing needs to engage and acquire customers, serving a variety of verticals such as Insurance, Consumer Finance, Education, Health & Wellness, Home Services, eCommerce, Retail, Direct-to-Consumer (DTC) Subscription and more.

The beauty in our vertical agnostic brand direct solutions approach means not only does the number of verticals we serve expand our TAM, but our balance of business across these industries insulates our revenue stream from unpredictable market shifts – which, in comparison, is a significant risk faced by vertical-specific, marketplace only companies.

In short, with DMS, no audience is out of reach.

IPO Edge: Why do you feel that this is a good time to take DMS public?

Mr. Marinucci: We think that a combination of market conditions – the secular shift in spending I mentioned earlier – and the current stage of our own business makes for an ideal time to take DMS public.

Businesses of all sizes and types are increasingly looking towards digital channels to reach their customers, and we think we are still in the very early innings of a massive shift from traditional offline channels towards online ones. Digital channels are not only where the eyeballs are increasingly focused, but also offer more predictable and measurable results which ultimately provides greater returns than the legacy marketing mix which historically prioritized offline and broadcast channels.

Today, there is so much noise and competition for the attention of the consumer – from mobile apps, to streaming, to social media. Over the last decade we’ve proven to be an essential partner to large global brands in acquiring new customers, which has superseded general brand awareness in the eyes of CMOs and brand marketers. We look forward to the benefits that a public company profile will bring towards accelerating our momentum in a market that has arguably reached the inflection point where digital has overtaken traditional marketing mediums.

At the same time, we’re very fortunate to have found a great financial partner in Leo Holdings Corp. (NYSE: LHC, LHC-WT), who shares our vision towards capturing this large-scale shift of marketing dollars to digital performance-based solutions. We believe our strong technology assets, our diversified blue-chip customer base, and our strong financial model give us a compelling public company profile.

From an investor thesis standpoint, DMS is first and foremost a brand direct solutions provider that offers a diversified set of advertising and customer acquisition solutions to a wide variety of industries, most comparable to adtech firms such as theTradeDesk (NASDAQ: TTD) and LiveRamp (NYSE: RAMP). As a complement to our industry agnostic offerings, we have also developed marketplace solutions that are more vertically oriented to key markets like insurance, finance, education, health and wellness, and more, which are most comparable to marketplaces offered by EverQuote, Inc. (NASDAQ: EVER), SelectQuote, Inc. (NYSE: SLQT), LendingTree, Inc. (NASDAQ: TREE), QuinStreet, Inc. (NASDAQ: QNST), CarGurus, Inc. (NASDAQ: CARG), and eHealth, Inc. (NASDAQ: EHTH) – but with much less risk exposure to a single industry.

So we feel DMS offers a unique value proposition and opportunity for investors to benefit from both high proficiency as well as balance of both services and share of revenues across the entire realm of digital marketing services, with what we feel is a more optimal, market resilient blend.

IPO Edge: How has COVID-19 and the recent macroeconomic volatility impacted DMS?

Mr. Marinucci: Like many others, including our customers and partners, we’ve had to adapt given the unprecedented challenges and broader macroeconomic volatility as a result of the COVID-19 crisis. Fortunately for DMS we didn’t have any exposure to the travel and hospitality industries that have been hit hardest. The reality is that the current environment has only added pressure for marketers to spend their dollars as effectively as possible – and even the largest brands have shown a need to quickly pivot to optimize marketing spend and performance to match audience preferences. And only digital can offer that type of agility.

The current macroeconomic volatility will only further accelerate the digital transformation that has been underway, and the results of that are additional dollars that will continue to enter the performance marketing sector as the pay-for-performance value proposition resonates even stronger to marketers.

IPO Edge: Can you talk about DMS’s financial performance?

Mr. Marinucci: We’re very proud of our performance. Not counting revenue growth from acquisitions, we’ve grown 25% organically on a compound annual basis from 2017 to 2019, and we’re forecasting 14% growth from fiscal 2020 to fiscal 2021.

Importantly, we’ve been growing at scale while delivering strong profitability. We generated $53M in EBITDA in ‘19A, representing an EBITDA margin of 17%, while delivering $46M pro-forma unlevered free cash flow, a conversion rate of 87%.

And based on our current conversations with customers along with the market opportunities that are developing, we are excited about the runway that lies ahead for future growth.

Contact:

John Jannarone, Editor-in-Chief

editor@IPO-Edge.com

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @IPOEdge

Instagram: @IPOEdge

Exhibit 99.2

Leo Holdings Corp. and Digital Media Solutions LLC (“DMS”) Announce

Reaffirmation of Financial Outlook

Performance Marketing Specialist Remains Well Positioned for Growth and Profitability at Scale,

With a Unique Balance of Brand Direct and Marketplace Solutions Across Industry Verticals

•	DMS Reaffirms Financial Outlook for Fiscal 2020 and Fiscal 2021

•	DMS Pay-for-Performance, Diversified Business Model Proving Resilient in Current Environment

•	Robust Demand Driven by Digital Transformation Results in Continued Momentum and a Strong Finish in the Second Fiscal Quarter

•	Previously Announced Transaction Will Introduce DMS as a Publicly Listed Company to Trade on the NYSE

•	Leo Holdings and DMS Merger Vote Date Scheduled for July 14th, with Closing Expected Shortly Thereafter

London, UK, & Clearwater, FL – June 25, 2020 – Leo Holdings Corp. (NYSE: LHC), a Cayman Islands exempted Special Purpose Acquisition Company (“Leo”), and Digital Media Solutions LLC (“DMS”), a leading provider of technology and digital performance marketing solutions leveraging innovative, performance-driven brand and marketplace solutions to connect consumers and advertisers, jointly announced today the reaffirmation of the 2020 and 2021 financial outlook for DMS. As previously announced on April 23, 2020, Leo and DMS entered into a definitive business combination agreement (the “Business Combination Agreement”).

“Our business is experiencing powerful tailwinds as the secular shift of advertising dollars from traditional offline and broadcast channels to online digital channels continues to gain momentum,” said Joe Marinucci, CEO of DMS. “Our unique combination of innovative brand direct solutions and leading marketplace offerings are contributing to strong business performance in the second fiscal quarter, including outsized growth in the insurance vertical. Our reaffirmed Fiscal 2020 and Fiscal 2021 financial outlook reflects our confidence in our ability to grow profitably at scale.”

DMS Company Highlights

DMS leverages proprietary technology solutions, significant proprietary media distribution and data-driven processes to help large brands steadily acquire more customers. DMS helps clients de-risk marketing spend across digital channels through its pay-for-performance model, meaning DMS is paid to deliver customer conversions rather than simply impressions. As a result, brands are assured to make money on each dollar spent on the DMS platform and are able to achieve a level of predictability and scale that traditional ad campaigns cannot match.

DMS delivers results using a diversified portfolio of owned and operated vertical marketplaces, which match consumers with relevant offers within each vertical, as well as full-funnel customer acquisition programs where DMS targets, attracts and converts customers on a brand’s behalf. DMS primarily works with brands with large-scale marketing needs to engage and acquire customers, serving a variety of verticals such as Insurance, Consumer Finance, Education, Health & Wellness, Home Services, eCommerce, Retail, Direct-to-Consumer (DTC) Subscription and more. With a vertical agnostic approach, DMS addresses a much larger addressable market than most of its comparable publicly traded peers, while limiting its exposure to verticals impacted by unpredictable market shifts.

DMS has developed significant barriers to entry including its proprietary, privacy-compliant database of over 150 million consumer profiles built via over $1 billion of ad spend on the DMS platform, and its white label software tools that embed DMS’ position inside marketing departments with integration of data and capabilities within existing CRM and martech systems. DMS has consistently proven its ability to produce results and meet marketing KPIs for large brands, as evidenced by DMS’ 95% customer retention rate.

Recent DMS Developments

The COVID-19 crisis has resulted in unprecedented challenges and broader macroeconomic volatility. While DMS saw some modest disruption in the first fiscal quarter, DMS’ sector agnostic model, focus on brands within the early phases of digital transformation, and limited exposure to the most impacted verticals, like hospitality and travel, have resulted in the resumption of growth trajectory in line with DMS’ expectation in the second fiscal quarter. Concurrently, the current environment has added pressure for marketers to spend their dollars as effectively as possible, driving the need for brands to quickly pivot to digital channels in order to optimize marketing spend and performance to match a rapid shift in audience preferences. For DMS, this trend is being demonstrated particularly in the insurance vertical, where DMS is seeing outpaced growth both inside of its brand direct solutions as well as marketplace solutions, contributing to a strong close in the second fiscal quarter.

As previously announced, Leo and DMS entered into the Business Combination Agreement on April 23, 2020. Leo and DMS have scheduled a special meeting to approve the transactions contemplated by the Business Combination Agreement (the “Business Combination”), to be held on July 14, 2020, as described in the definitive proxy statement/prospectus, dated June 24, 2020 (the “Proxy Statement”) of Leo Holdings Corp. The parties expect to close the Business Combination on or about July 15, 2020.

“We look forward to the benefits that a public company profile will bring towards accelerating our momentum in a market that has arguably reached the inflection point where digital has overtaken traditional marketing mediums,” added Marinucci. “We believe our industry leading technology assets, our diversified blue-chip customer base, and our strong financial model offers a unique value proposition and opportunity for investors to benefit from a balance of both services and share of revenues across the entire realm of digital marketing services. Our confidence in our runway for growth is further bolstered by recent conversations with customers related to our current marketing solutions stack along with our ability to further execute with a proven M&A playbook in a sector that is ripe for consolidation.”

Financial Outlook

Based on these strong trends, DMS and Leo are reaffirming DMS’ financial outlook as follows:

	Revenue	EBITDA	Free Cash Flow
Fiscal 2020	$340 million	$57 million	$50 million
Fiscal 2021	$425 million	$75 million	$68 million

The Transaction

The total enterprise value of the Business Combination of $757 million represents a multiple of 10.1x fiscal year 2021 expected adjusted EBITDA. Leo believes the valuation at consummation of the transaction represents a meaningful discount to relevant public comparable multiples. Additionally, Leo has secured $100 million in commitments from a number of institutional investors to purchase common equity in the post-combination company at $10.00 per share in support of the Business Combination. Once the Business Combination closes, DMS is expected to trade on the NYSE under ticker “DMS”.

The management team owns 54% of DMS with private equity funds managed by Clairvest Group, Inc. (TSX: CVG) owning the remaining 46%. The sellers are expected to retain a significant continuing equity interest in the post-business combination company representing over 40% of the economic interest in the company on a combined basis, and over 65% of the voting interest. This percentage is subject to change depending on the number of Class A ordinary shares of Leo that are redeemed by Leo’s public shareholders.

Completion of the proposed transaction is subject to satisfaction of the closing conditions included in the transaction agreement and approval of the transaction by Leo’s shareholders. Accordingly, there can be no assurance that the proposed transaction will be consummated.

About Digital Media Solutions LLC

Digital Media Solutions, LLC (DMS) is a leading provider of technology and digital performance marketing solutions leveraging innovative, performance-driven brand direct and marketplace solutions to connect consumers and advertisers. DMS deploys a robust database of consumer intelligence and leverages massive proprietary media distribution to provide customer acquisition campaigns that grow businesses. Continuing to experience explosive year-over-year growth, DMS has been continuously recognized on the Inc. 5000 list, securing its sixth consecutive ranking in 2019, and the Entrepreneur magazine 360 list. Named one of America’s “Best Places to Work” by Inc. magazine and awarded the Excellence in Lead Generation Award by the LeadsCouncil, DMS brings together some of the industry’s most knowledgeable people, efficient processes and sophisticated technology across the digital marketing spectrum.

2

About Leo Holdings Corp.

Leo is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, Leo has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a final prospectus and definitive proxy statement. Leo will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release is not a substitute for the definitive proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination. Investors and security holders of Leo are advised to read the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. Shareholders are also be able to obtain copies of the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020, as well as the definitive proxy statement of Leo for the Business Combination. Shareholders can obtain copies of Leo’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and DMS’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and DMS’ expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the anticipated timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and DMS’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Leo and DMS following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DMS or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” in the Registration Statement, and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Leo does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Non-GAAP Financial Measure and Related Information

This press release references EBITDA and Adjusted EBITDA, which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures do not have a standardized meaning, and the definition of EBITDA or Adjusted EBITDA used by DMS may be different from other, similarly named non-GAAP measures used by others operating in DMS’ industry. In addition, such financial information is unaudited and/or does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings by the post-business combination company with the SEC.

Investor Contact

Sherif Guirgis

Leo Holdings Corp.

(310) 800-1005

guirgis@lioncapital.com

Edward Parker

(646) 677-1864

edward.parker@icrinc.com

Media Contact

Jack Murphy

(646) 677-1834

jack.murphy@icrinc.com

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